FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 25, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not r equired to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Reports 2Q2006 Results”, dated July 25, 2006.

2.	Taiwan Stock Exchange filing entitled, “The Board Resolution to Indirectly Invest in AU Optronics (Xiamen) Corp. ”, dated July 25, 2006.

3.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2006 Results”, dated July 25, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 25, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU OPTRONICS REPORTS 2Q2006 RESULTS

Second Quarter 2006 Unaudited Consolidated Financial Highlights

•	Revenues decreased 8.1% QoQ to NT$60.90 billion
•	Net income decreased 97.3% QoQ to NT$182 million
•	Earnings per share (basic EPS) of $0.03 per common share (US$0.01 per ADR)
•	Gross margin: 8.5%
•	Operating margin: 2.2%
•	EBITDA margin: 21%

Hsin Chu, Taiwan, July 25, 2006 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 2Q2006. For the second quarter ended June 30, 2006, AUO’s consolidated revenue totaled NT$60.90 billion (US$1.88 billion*), net income NT$182 million (US$5.63 million), and basic EPS NT$0.03 per common share (US$0.01 per ADR unit). For the first half year ended June 30, 2006, AUO's consolidated revenues totaled NT$127.15 billion (US$3.93 billion), net income NT$6.83 billion (US$0.21 billion), and basic EPS NT$1.12 per common share (US$0.35 per ADS.)

Gross margin for the second quarter declined 8.2 percentage points to 8.5% . This brought operating margin to 2.2% and EBITDA margin to 21%. Mr. Max Cheng, Vice President and Chief Financial Officer of AUO noted that the company’s operation in the second quarter experienced faster and larger than expected declines in Average Selling Price in all product segments. However, 2Q2006 panel shipments are aligned with the Company’s guidance revised on June 6; large-size panel increased 8.1% to 10.1 million while small- and medium-size panel also rose by 14.3% post 18.1 million from last quarter. Panel Average Selling Price by square meter, is weaker than the Company anticipated, declined by about 14% sequentially, directly resulted in the company’s 2Q2006 profit. The higher-than-expected panel pricing declines are mitigated by the reduction of output in response to ease inventory pressure, the best cost control and better product mix.

On a sequential comparison, second quarter revenue declined 8.1% and net income decreased 97.3% . On the year-over-year comparison, second quarter results represent a 31.7% increase in revenue, while net income experienced a 61.3% decrease to NT$182 million.

AUO's Executive Vice President, Dr. Hui Hsiung, also noted that in the second quarter, the ratio of consumer electronics display sales (TV display, mobile device display and audio-video display) was approximately equal to the information technology display sales (desktop display and notebook PC display), reached 48% and 49% respectively. This also reflected AUO’s balanced deployment and well management in terms of the development of its all product segments. Although the industry experienced seasonal weakness true to

News Release

form, the shipments of AUO’s all product segments represent increase among the peers. Particularly, the shipments of TV, notebook PC and mobile phone segments all hit historical high for the single quarter.

*Amounts converted by an exchange rate of NTD32.33:USD1 as of June 30, 2006.

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (GMT +8:00) on Tuesday, July 25th, 2006. The conference call will be available via webcast http://www.auo.com

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for 2Q 2006. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on July 8th, 2005.

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 15.1%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated June, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

#           #           #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211           Fax: +886-3-5772730           Email: yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
July 25, 2006
English Language Summary

Subject:	The Board resolution to indirectly invest in AU Optronics (Xiamen) Corp.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/07/25

Content:

1.	Date of occurrence of the event: 2006/07/25

2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.	Transaction volume, price per unit, and total monetary amount of the transaction: US$ 100 million

4.	Company name of the invested mainland Chinese company: AU Optronics (Xiamen) Corp.

5.	Paid-in capital of said invested mainland Chinese company: US$ 50 million

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 100 million

7.	Main business items of said invested mainland Chinese company: The production and assembly of TFT-LCD modules

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: US$ 50 million

12.	Counterparty to the transaction and its relationship to the Company: the Company’s subsidiary

13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 401.5 million; the present investment of US$100 million hasn't been filed with the Investment Commission for approval.

22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.47%

23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.04%

24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 8.07%

25.	Total amount of actual investment in the mainland China area to date: US$ 301.5 million

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 16.87%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.03%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.06%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

     Recognized profits/(losses):

     2005: US$22,706 thousand

     2004: US$28,120 thousand

2003: US$18,890 thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp.
Second Quarter 2006 Results
Investor Conference

July 25, 2006

                                                                              1

                               Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the
United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December
31, 2005 filed with the United States Securities and Exchange Commission.

                                                                              2

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	2Q'06[a]		1Q'06[a]		QoQ %	2Q'05[a]	
Net Sales	**60,896**	100.0%	**66,252**	100.0%	*(8.1%)*	**46,247**	100.0%
Cost of Goods Sold	(55,702)	(91.5%)	(55,179)	(83.3%)	*0.9%*	(43,084)	(93.2%)
Gross Profit	**5,194**	**8.5%**	**11,073**	**16.7%**	***(53.1%)***	**3,163**	**6.8%**
Operating Expenses	(3,828)	(6.3%)	(3,125)	(4.7%)	*22.5%*	(2,631)	(5.7%)
Operating Income (Loss)	**1,366**	**2.2%**	**7,948**	**12.0%**	***(82.8%)***	**532**	**1.1%**
Net Non-operating Income (Expense)	(1,045)	(1.7%)	(694)	(1.0%)	*50.7%*	(64)	(0.1%)
Income (Loss) before Tax	**321**	**0.5%**	**7,254**	**10.9%**	***(95.6%)***	**467**	**1.0%**
Income Tax Benefit (Expense)	(141)	(0.2%)	(566)	(0.9%)	*(75.1%)*	0	0.0%
Changes in Accounting Principle[d]	(0)	(0.0%)	(39)	(0.1%)	--	0	0.0%
Minority Interest in Net Loss (Income)	1	0.0%	0	0.0%	--	3	0.0%
Net Income (Loss)	**182**	**0.3%**	**6,650**	**10.0%**	***(97.3%)***	**470**	**1.0%**
Basic EPS (NT$)[b]	**0.03**		**1.09**		--	**0.08**	
Operating Income + D&A	**12,782**	**21.0%**	**18,495**	**27.9%**	***(30.9%)***	**8,505**	**18.4%**
Unit Shipments (MN)[c]							
Large Size Panels	**10.1**		**9.4**		***8.1%***	**7.0**	
Small & Medium Size Panels	**18.1**		**15.8**		***14.3%***	**11.8**	

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Basic EPS were calculated based on total weighted average outstanding shares of 6,094 million shares, 6,094 million shares and 5,737 million shares respectively for 2Q'06, 1Q'06 and 2Q'05, including retroactive adjustment of stock dividend and stock bonus
(c) Large size refers to panels that are 10 inches and above
(d) Cumulative effect on adoption of SFAS No. 34

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	2Q'06 [a]	1Q'06 [a]	QoQ %	2Q'05 [a]
Cash & ST Investment	21,813	25,907	*(15.8%)*	18,100
Inventory	25,618	22,693	*12.9%*	15,009
Short Term Debt [b]	15,038	9,815	*53.2%*	12,190
Long Term Debt	87,156	87,761	*(0.7%)*	74,880
Equity	160,679	162,586	*(1.2%)*	122,259
Total Assets	338,903	335,106	*1.1%*	266,738

Inventory Turnover (Days) [c]	**40**	**35**		**32**
Debt to Equity	**63.6%**	**60.0%**		**71.2%**
Net Debt to Equity	**51.1%**	**45.2%**		**57.7%**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

4

                       Consolidated Cash Flow Highlights

Amount : NT$ Million
                                      2Q'06 (a)   1Q'06 (a)     QoQ
                                ----------------------------------------
From Operating Activities              15,340       13,426     1,914
Net Profit                                180        6,650    (6,469)
Depreciation & Amortization            11,416       10,547       869
Net Change in Working Capital           2,336       (3,573)    5,909
------------------------------------------------------------------------
From Investing Activities             (24,224)     (19,578)   (4,647)
Capital Expenditure                   (23,821)     (18,989)   (4,832)
------------------------------------------------------------------------
From Financing Activities               4,732        3,897       835
Debt                                    4,615       (1,103)    5,718
Bond                                        0        5,000     (5,000)

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                                                                              5

                     Consolidated Revenues by Application

- Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                                                                              6

                Consolidated Large Panel Shipments & Blended ASP

-    Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-    Large size refers to panels that are 10 inches and above
-    Blended ASP in US dollars were translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                                                              7

               Consolidated Large Panel Shipments & ASP by Unit

-    Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-    Large size refers to panels that are 10 inches and above
-    Blended ASP in US dollars were translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                                                              8

                      Consolidated Shipments & ASP by Area

-    Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-    ASP per square meter in US dollars were translated from NT$ based on the noon buying rate of each respective quarter

                                                                              9

            Consolidated Small & Medium Panel Shipments & Revenues

-    Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-    Small & Medium size refers to panels that are under 10 inches

                                                                             10

Capacity by Fab

Fab	Substrate Size (mm)	6/2006 Capacity (a)	9/2006 (F) Capacity (a)	12/2006 (F) Capacity (a)
L3A/B (G3.5)	610 x 720	5,000 LTPS 65,000 a-Si	5,000 LTPS 65,000 a-Si	20,000 LTPS 40,000 a-Si
L3C (G3.5)	600 x 720	60,000	60,000	60,000
L3D (G3.5)(b)	625 x 750	-	-	50,000
L4A (G4.0)	680 x 880	60,000	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000	70,000
L5C (G5.0)	1100 x 1300	60,000	105,000	120,000
L5D (G5.0)(b)	1100 x 1250	-	-	70,000
L6A (G6.0)	1500 x 1850	100,000	120,000	120,000
L6B (G6.0)(b)	1500 x 1850	-	-	60,000
L7A (G7.5)	1950 x 2250	-	-	10,000

(a) Capacity based on monthly glass substrate
(b) QDI's facilities

11

www.auo.com
                                  ir@auo.com

                                                                             12

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) )

	June 30, 2006			June 30, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	620	20,036	5.9	16,513	6.2	3,523	21.3
Short-term Investment	55	1,776	0.5	1,587	0.6	190	12.0
Notes & Accounts Receivables	1,080	34,906	10.3	27,761	10.4	7,144	25.7
Inventories	792	25,618	7.6	15,009	5.6	10,609	70.7
Other Current Financial Assets	18	572	0.2	506	0.2	66	13.0
Other Current Assets	146	4,732	1.4	1,989	0.7	2,744	138.0

Total Current Assets	2,711	87,640	25.9	63,365	23.8	24,275	38.3

Long-term Investments	148	4,770	1.4	5,625	2.1	(856)	(15.2)

Fixed Assets	10,891	352,108	103.9	264,606	99.2	87,501	33.1
Less Accumulated Depreciation	(3,513)	(113,582)	(33.5)	(75,019)	(28.1)	(38,563)	51.4

Net Fixed Assets	7,378	238,526	70.4	189,587	71.1	48,938	25.8

Other Assets	246	7,968	2.4	8,160	3.1	(192)	(2.4)

Total Assets	10,483	338,903	100.0	266,738	100.0	72,165	27.1

LIABILITIES

Short-term Borrowings	6	200	0.1	3,679	1.4	(3,479)	(94.6)
Accounts Payable	1,520	49,132	14.5	34,765	13.0	14,366	41.3
Current Installments of Long-term Liabilities	459	14,838	4.4	8,511	3.2	6,327	74.3
Current Financial Liabilities	12	392	0.1	0	0.0	392	-
Other Current Liabilities	808	26,115	7.7	22,429	8.4	3,686	16.4

Total Current Liabilities	2,805	90,676	26.8	69,384	26.0	21,292	30.7

Long-term Borrowings	2,201	71,156	21.0	62,880	23.6	8,276	13.2
Bonds Payable	495	16,000	4.7	12,000	4.5	4,000	33.3
Non Current Financial Liabilities	8	252	0.1	0	0.0	252	-
Other Liabilities	4	140	0.0	215	0.1	(74)	(34.6)

Total Liabilities	5,513	178,224	52.6	144,479	54.2	33,746	23.4

SHAREHOLDERS' EQUITY

Common Stock	1,885	60,941	18.0	55,005	20.6	5,935	10.8
Capital Surplus	1,784	57,679	17.0	45,165	16.9	12,514	27.7
Retained Earnings	1,290	41,720	12.3	22,547	8.5	19,173	85.0
Cumulative Translation Adjustment	2	61	0.0	(241)	(0.1)	302	(125.1)
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)
Unrealized Gain/Loss on Financial Products	(2)	(62)	(0.0)	0	0.0	(62)	-
Minority Interest	11	341	0.1	34	0.0	307	899.2

Total Stockholders' Equity	4,970	160,679	47.4	122,259	45.8	38,420	31.4

Total Liabilities & Stockholders' Equity	10,483	338,903	100.0	266,738	100.0	72,165	27.1

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amount in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.33 per US dollar as of June 30, 2006

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2006 and 2005 and March 31, 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	2Q 2006 USD	2Q 2006 NTD	% of Sales	2Q 2005 NTD	YoY Chg %	2Q 2006 USD	2Q 2006 NTD	% of Sales	2Q 2006 NTD	QoQ Chg %

Net Sales	1,884	60,896	100.0	46,247	31.7	1,884	60,896	100.0	66,252	(8.1)
Cost of Goods Sold	1,723	55,702	91.5	43,084	29.3	1,723	55,702	91.5	55,179	0.9

Gross Profit	161	5,194	8.5	3,163	64.2	161	5,194	8.5	11,073	(53.1)

Operating Expenses
SG&A	89	2,891	4.7	1,116	159.0	89	2,891	4.7	1,584	82.6
R&D	29	936	1.5	1,515	(38.2)	29	936	1.5	1,542	(39.3)

	118	3,828	6.3	2,631	45.5	118	3,828	6.3	3,125	22.5

Operating Income (Loss)	42	1,366	2.2	532	156.9	42	1,366	2.2	7,948	(82.8)

Net Non-Operating Income (Expense)	(32)	(1,045)	(1.7)	(64)	1521.1	(32)	(1,045)	(1.7)	(694)	50.7

Income before Income Tax	10	321	0.5	467	(31.3)	10	321	0.5	7,254	(95.6)

Income Tax Benefit (Expense)	(4)	(141)	(0.2)	0	¡Ð	(4)	(141)	(0.2)	(566)	(75.1)

Changes in Principle	0	(0)	(0.0)	0	¡Ð	0	(0)	(0.0)	(39)	¡Ð

Minority interest in net loss (income)	0	1	0.0	3	(42.3)	0	1	0.0	0	¡Ð

Net Income (loss)	6	182	0.3	470	(61.3)	6	182	0.3	6,650	(97.3)

Basic Earnings Per Share	0.00	0.03		0.08		0.00	0.03		1.09

Basic Earnings Per A DS(3)	0.01	0.30		0.82		0.01	0.30		10.91

Weighted Average Number		6,094		5,737			6,094		6,094

of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.33 per US dollar as of June 30, 2006
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	1H 2006		1H 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income (Loss)	211	6,830	(1,662)
Depreciation & Amortization	679	21,963	15,329
Provision for Inventory Devaluation	35	1,121	52
Investment Loss under Equity Method	16	512	169
Disposal Gain on Long-term Investment	(1)	(25)	(106)
Changes in Working Capital & Others	(51)	(1,635)	456

Net Cash Provided by Operating Activities	890	28,767	14,239

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,324)	(42,810)	(42,174)
Proceeds from Disposal of Property, Plant and Equipment	0	8	20
Increase in Long-term Equity Investments	(6)	(202)	(76)
Proceeds from Disposal of Long-term Investment	3	102	297
Increase in Restricted Cash in Bank	0	0	(3)
Increase in Intangible Assets	(28)	(910)	(1,741)
Decrease in Other Assets	0	10	752

Net Cash Used in Investing Activities	(1,355)	(43,802)	(42,924)

Cash Flows from Financing Activities:
Increase (Decrease) in Short-term Borrowings	6	200	(2,504)
Increase in Guarantee Deposits	0	0	1
Increase in Long-term Borrowings	102	3,312	23,916
Issuance of Common Stock for Cash	0	0	0
Issuance of Bonds	155	5,000	6,000
Change in Minority Interest	4	117	0

Net Cash Provided by Financing Activities	267	8,629	27,413

Effect of Exchange Rate Change on Cash	6	179	(13)

Net Increase (Decrease) in Cash and Cash Equivalents	(193)	(6,227)	(1,284)

Cash and Cash Equivalents at Beginning of Period	812	26,263	17,798

Cash and Cash Equivalents at End of Period	620	20,036	16,513

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.33 per US dollar as of June 30, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
June 30, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2006			June 30, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	419	13,551	4.2	15,032	5.8	(1,481)	(9.9)
Short-term Investments	55	1,776	0.5	1,587	0.6	189	12.0
Notes & Accounts Receivable	1,081	34,954	10.7	27,750	10.8	7,204	26.0
Other Current Financial Assets	15	496	0.2	500	0.2	(4)	(0.8)
Inventories	730	23,616	7.2	12,997	5.0	10,619	81.7
Other Current Assets	145	4,680	1.4	1,946	0.8	2,734	140.5

Total Current Assets	2,446	79,075	24.3	59,811	23.2	19,264	32.2

Long-term Investments	470	15,181	4.7	11,449	4.4	3,733	32.6

Fixed Assets	10,263	331,803	101.8	250,306	97.2	81,498	32.6
Less Accumulated Depreciation	(3,335)	(107,824)	(33.1)	(71,939)	(27.9)	(35,885)	49.9

Net Fixed Assets	6,928	223,979	68.7	178,367	69.3	45,612	25.6

Other Assets	235	7,583	2.3	7,798	3.0	(214)	(2.8)

Total Assets	10,078	325,819	100.0	257,425	100.0	68,394	26.6

LIABILITIES

Short-term Borrowing	6	200	0.1	3,300	1.3	(3,100)	(93.9)
Accounts Payable	1,436	46,416	14.2	32,195	12.5	14,221	44.2
Current Installments of Long-term Liabilities	384	12,424	3.8	7,027	2.7	5,397	76.8
Current Financial Liabilities	12	386	0.1	0	0.0	386	-
Other Current Liabilities	766	24,781	7.6	21,340	8.3	3,441	16.1

Total Current Liabilities	2,605	84,206	25.8	63,861	24.8	20,345	31.9

Long-term Borrowings	2,007	64,888	19.9	59,126	23.0	5,762	9.7
Bonds Payable	495	16,000	4.9	12,000	4.7	4,000	33.3
Non Current Financial Liabilities	8	252	0.1	0	0.0	252	-
Other Long-term Liabilities	4	135	0.0	212	0.1	(78)	(36.6)

Total Liabilities	5,118	165,480	50.8	135,200	52.5	30,281	22.4

SHAREHOLDERS' EQUITY

Common Stock	1,885	60,941	18.7	55,005	21.4	5,935	10.8
Capital Surplus	1,784	57,679	17.7	45,165	17.5	12,514	27.7
Retained Earnings	1,290	41,720	12.8	22,547	8.8	19,173	85.0
Cumulative Translation Adjustment	2	61	0.0	(241)	(0.1)	302	-
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)
Unrealized Gain/Loss on Financial Products	(2)	(62)	0.0	0	0.0	(62)	-

Total Stockholders' Equity	4,959	160,339	49.2	122,225	47.5	38,113	31.2

Total Liabilities & Stockholders' Equity	10,078	325,819	100.0	257,425	100.0	68,394	26.6

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.33 per US dollar as of June 30, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2006 and 2005 and March 31, 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	2Q 2006 USD	2Q 2006 NTD	% of Sales	2Q 2005 NTD	YoY Chg %	2Q 2006 USD	2Q 2006 NTD	% of Sales	2Q 2006 NTD	QoQ Chg %

Net Sales	1,883	60,880	100.0	46,214	31.7	1,883	60,880	100.0	66,241	(8.1)
Cost of Goods Sold	1,739	56,210	92.3	43,524	29.1	1,739	56,210	92.3	55,439	1.4

Gross Profit	144	4,670	7.7	2,691	73.6	144	4,670	7.7	10,802	(56.8)

Operating Expenses
SG&A	79	2,563	4.2	774	231.2	79	2,563	4.2	1,319	94.4
R&D	29	924	1.5	1,505	(38.6)	29	924	1.5	1,531	(39.6)

	108	3,487	5.7	2,279	53.0	108	3,487	5.7	2,850	22.4

Operating Income (Loss)	37	1,183	1.9	411	187.5	37	1,183	1.9	7,952	(85.1)

Net Non-Operating Income (Expense)	(27)	(877)	(1.4)	58	-	(27)	(877)	(1.4)	(709)	23.6

Income before Income Tax	9	307	0.5	470	(34.7)	9	307	0.5	7,243	(95.8)

Income Tax Benefit (Expense)	(4)	(125)	(0.2)	0	-	(4)	(125)	(0.2)	(554)	(77.5)
Changes in Principle	0	0	0.0	0	-	0	0	0.0	(39)	-

Net Income	6	182	0.3	470	(61.3)	6	182	0.3	6,650	(97.3)

Retroactively adjusted:
Basic Earnings Per Share	0.00	0.03		0.08		0.00	0.03		1.09

Basic Earnings Per ADS(3)	0.01	0.30		0.82		0.01	0.30		10.91

Weighted Average Number
of Shares Outstanding (Million)		6,094		5,737			6,094		6,094

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.33 per US dollar as of June 30, 2006
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2006 and 2005
(Expressed in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	1H 2006		1H 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income (Loss)	211	6,832	(1,659)
Depreciation & Amortization	638	20,620	14,307
Provision for Inventory Devaluation	30	980	23
Investment Loss (Gain) under Equity Method	14	448	(385)
Disposal Gain on Long-term Investment	0	0	(106)
Changes in Working Capital & Others	(50)	(1,624)	759

Net Cash Provided by Operating Activities	843	27,257	12,939

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,234)	(39,905)	(40,721)
Proceeds from Disposal of Property, Plant and Equipment	1	43	169
Increase in Long-term Equity Investments	(119)	(3,847)	(300)
Proceeds from Disposal of Long-term Investment	0	0	297
Increase in Restricted Cash in Bank	0	0	(3)
Increase in Intangible Assets	(28)	(906)	(1,722)
Decrease in Other Assets	1	30	730

Net Cash Used in Investing Activities	(1,379)	(44,584)	(41,550)

Cash Flows from Financing Activities:
Decrease (Increase) in Short-term Borrowings	6	200	(2,500)
Decrease in Guarantee Deposits	(0)	(0)	(0)
Increase in Long-term Borrowings	28	894	23,710
Issuance of Bonds	155	5,000	6,000
Decrease in Treasury Stock	0	0	0

Net Cash Provided by Financing Activities	188	6,094	27,210

Effect of Exchange Rate Change on Cash	4	118	(96)

Net Increase (Decrease) in Cash and Cash Equivalents	(344)	(11,116)	(1,496)

Cash and Cash Equivalents at Beginning of Period	763	24,667	16,529

Cash and Cash Equivalents at End of Period	419	13,551	15,032

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.33 per US dollar as of June 30, 2006